July 14, 2017

Mr. Joel Parker
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Mining

Division of Corporate Finance

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:       CVS Health Corporation

Form 10-K for the Year Ended December 31, 2016

Response Dated May 15, 2017

File No. 1-01011

Dear Mr. Parker:

CVS Health Corporation (“CVS” or the “Company”) is responding to questions from the conference call between CVS and the Staff of the Securities and Exchange Commission (the “Staff”) held on June 27, 2017 to supplement our response letter dated May 15, 2017.

CVS discussed the repairs and maintenance provisions of the Pharmacy Master Lease Agreement (“PMLA”) between CVS and Target Corporation (“Target”) with the Staff and the Staff asked about the extent of the repairs and maintenance obligations of both parties.  The repairs and maintenance obligations with respect to the structure of the Target store buildings belongs to Target and the repairs and maintenance obligations with respect to the limited pharmacy space within a Target store belongs to CVS.  Under the general standards of repairs and maintenance in the PMLA, Target needs to maintain, repair, and replace, as necessary pursuant to good and accepted business practices, (i) the common areas, (ii) the buildings, including the exterior portions and structural portions thereof and of each leased space, and (iii) each of the HVAC, electrical, water, sewer, life safety, plumbing and other utility systems serving each leased space, including, without limitation, utility meters and all plumbing, pipes, tubes and all other conduits and utility lines leading to or from each leased space, in each case, so as to keep them in good condition and repair.  CVS is responsible for maintaining and repairing, as necessary pursuant to good and accepted business practices, the non-structural components of the interior of each leased space (pharmacy area), including the furniture, fixtures and equipment therein, so as to keep them in good condition and repair.

The Staff also asked whether CVS would be entitled to rent abatement in the event that a Target store was closed for repairs.  Under the PMLA, if a store is closed temporarily for repairs it would generally fall under the casualty clause, which addresses damages such as fire, the elements, or other casualty, in which case CVS would be entitled to rent abatement.

The Staff had also asked CVS why the duration of the PMLA is 99 years.  As previously stated in our May 15, 2017 response letter to the Staff, the pharmacy business is a very different business than Target’s core business.  It operates in a heavily regulated environment with a high cost of compliance.  It is our understanding that although Target believes they benefit from having pharmacies in their stores to assist with their store traffic, Target wanted to exit from the pharmacy business on a permanent basis as it was not very profitable for them.  As part of this strategy, we believe Target wanted to ensure that the party taking over the in-store pharmacy business (i.e. CVS) was committed to maintaining that business on a long-term basis, even as stores were rebuilt, renovated or replaced.  Similarly, CVS was interested in a long-term commitment in order to expand its geographic footprint in the United States.  These complementary interests resulted in contractual terms (i.e. 99 years) for the overall arrangement between CVS and Target that extend beyond the economic lives of the underlying assets in place at the inception of the lease.

Finally, as discussed during the call, CVS does not believe that the difference between the net present value of contractual lease payments over the 99-year contractual term of the PMLA and the net present value of the capital lease obligations that were recorded on CVS’s financial statements at the inception of the lease arrangement is material to our financial statements.  CVS recorded capital lease obligations of approximately $257 million for this leased space.  The net present value of contractual lease payments over the full contractual term of 99 years at inception was approximately $319 million.  The difference of approximately $62 million is approximately 0.07% and 0.11% of CVS’s total assets and total liabilities of $94.462 billion and $57.628 billion at December 31, 2016, respectively.  Additionally, all of the contractual lease payments for the full contractual term of the PMLA are properly disclosed in our contractual obligations table on page 16 of Management’s Discussion and Analysis of Financial Condition and Results of Operations.

If you have any questions or comments, please do not hesitate to contact me at 401-770-2564.

Sincerely,

/s/ David M. Denton

Executive Vice President and Chief Financial Officer

cc:        Thomas M. Moriarty, Executive Vice President, General Counsel

Eva C. Boratto, Executive Vice President, Controller and Chief Accounting Officer

Colleen M. McIntosh, Senior Vice President, Corporate Secretary

Michael J. Fischer, Ernst & Young LLP

Stephen T. Giove, Shearman & Sterling LLP